UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 2)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

Adverum Biotechnologies, Inc.

(Name of Subject Company)

Adverum Biotechnologies, Inc.

(Name of Persons Filing Statement)

Common stock, $0.0001 par value per share

(Title of Class of Securities)

00773U207

(CUSIP Number of Class of Securities)

Laurent Fischer, President

Chief Executive Officer

Adverum Biotechnologies, Inc.

100 Cardinal Way

Redwood City, California 94063

(650) 656-9323

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Aneta Ferguson General Counsel Adverum Biotechnologies, Inc. 100 Cardinal Way Redwood City, California 94063 (650) 656-9323	Jason L. Kent William Roegge Cooley LLP 55 Hudson Yards New York, New York, 10001 (212) 479-6000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

EXPLANATORY NOTE

This Amendment No. 2 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed with the U.S. Securities and Exchange Commission (the “SEC”) on November 7, 2025 (together with the exhibits thereto, the “Schedule 14D-9”) by Adverum Biotechnologies, Inc., a Delaware corporation (“Adverum”). The Schedule 14D-9 relates to the tender offer by Flying Tigers Acquisition Corporation, a Delaware corporation (“Purchaser”) and direct wholly-owned subsidiary of Eli Lilly and Company, an Indiana corporation (“Parent”), to purchase all of the issued and outstanding shares (the “Shares”) of Adverum’s common stock, par value $0.0001 per share in exchange for (i) $3.56 per Share, net to the stockholder in cash, without interest and less any applicable tax withholding, plus (ii) one non-tradable contingent value right (each, a “CVR” and collectively, the “CVRs”) per Share, which represents the contractual right to receive up to two contingent cash payments of up to an aggregate of $8.91 per CVR, net to the stockholder in cash, without interest and less any applicable tax withholding, upon the achievement of both specified milestones in accordance with the terms and subject to the conditions of a contingent value rights agreement to be entered into by and among Parent, Computershare Inc., a Delaware corporation, and its affiliate, Computershare Trust Company, N.A., a federally chartered trust company, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated as of November 7, 2025 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, collectively constitute the “Offer”). The Offer is described in a Tender Offer Statement (the “Schedule TO”) filed jointly by Parent and Purchaser with the SEC on November 7, 2025.

Capitalized terms used but not otherwise defined in this Amendment have the meanings given to them in the Schedule 14D-9. The information in the Schedule 14D-9 is incorporated into this Amendment by reference to all applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 8. Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding a new section titled “Expiration of the Offering Period; Completion of the Merger” immediately before the section titled “Annual and Quarterly Reports; Current Reports” on page 60 of the Schedule 14D-9 as follows:

Expiration of the Offering Period; Completion of the Merger.

The Offer and related withdrawal rights expired, as scheduled, at one minute past 11:59 p.m., Eastern Time, on December 8, 2025 (the “Expiration Time”), and was not extended. The Depositary has advised Parent and Purchaser that, as of the Expiration Time, a total of 16,493,335 Shares had been validly tendered and not validly withdrawn pursuant to the Offer, representing approximately 64% of the issued and outstanding Shares as of the Expiration Time. Accordingly, the Minimum Tender Condition has been satisfied.

All conditions to the Offer having been satisfied, Purchaser accepted for payment, and will cause the Depository to pay, as promptly as practicable, for all Shares validly tendered and not validly withdrawn pursuant to the Offer.

Adverum expects that on December 9, 2025, Parent will complete its acquisition of Adverum through the merger of Purchaser with and into Adverum, without a vote of Adverum’s stockholders and in accordance with Section 251(h) of the DGCL, and in accordance with, and subject to the terms of, the Merger Agreement, with Adverum continuing as the surviving corporation in the Merger and a direct wholly owned subsidiary of Parent.

In connection with the consummation of the Merger, all Shares will be delisted from The Nasdaq Capital Market. Parent and Purchaser intend to take steps to cause the termination of the registration of the Shares under the Exchange Act and suspend all of Adverum’s reporting obligations under the Exchange Act as promptly as practicable.

On December 9, 2025, Parent issued a press release announcing the expiration and results of the Offer. A copy of the press release is filed as Exhibit (a)(5)(B) to the amendment to the Schedule TO filed with the SEC on December 9, 2025 and is incorporated by reference herein.

Item 9. Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(a)(5)(K)	Press Release, dated December 9, 2025, issued by Eli Lilly (incorporated by reference to Exhibit (a)(5)(B) to Amendment No. 1 to the Tender Offer Statement on Schedule TO of Eli Lilly and Company and Flying Tigers Acquisition Corporation, filed with the Securities and Exchange Commission on December 9, 2025).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 9, 2025

Adverum Biotechnologies, Inc.

By:	/s/ Laurent Fischer
Name: Laurent Fischer, M.D.
Title: Chief Executive Officer

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